Filed pursuant to Rule 424(b)(3)
Registration No. 333-158577
PROSPECTUS
WESTMORELAND COAL COMPANY
Common Stock Purchase Warrant
4,601,664 Shares of Common Stock, $2.50 par value

     This prospectus relates to the resale, from time to time, by selling securityholders of (i) a warrant to purchase 172,775 shares of Westmoreland Coal Company common stock at an exercise price of $19.10 per share until August 20, 2010 and (ii) 4,601,664 shares of Westmoreland Coal Company common stock. Shares of common stock offered by selling securityholders consist of: (a) 172,775 shares issuable upon exercise of the warrant; (b) up to 1,877,946 shares issuable upon conversion of 9% senior secured convertible promissory notes in the original principal amount of $15 million (including shares issuable upon conversion of additional notes that may be issued in the future as interest paid in kind in lieu of cash interest on the convertible notes); (c) 1,543,600 shares purchased by certain selling securityholders in the open market; (d) 7,343 shares issuable on conversion of depositary shares representing fractional interests in our Series A Preferred Stock purchased by a selling securityholder in the open market; and (e) up to 1,000,000 shares proposed to be contributed by us to the Westmoreland Coal Company Retirement Plan Trust from time to time in satisfaction of certain funding obligations we have to the trust. Other than the securities purchased in open market transactions, the selling securityholders received the securities, or the notes which are convertible into securities, in transactions exempt from the registration requirements of the Securities Act of 1933, as amended. All securities, except for those being contributed to the Westmoreland Retirement Plan Trust, are being registered pursuant to registration rights agreements with selling securityholders.
     The prices at which the selling securityholders may sell the securities will be determined by prevailing market prices or through privately negotiated transactions and the selling securityholders will be responsible for any discounts or commissions due to brokers or dealers. We will not receive proceeds from the sale of the securities. If the warrant is exercised in full for cash, we expect to receive proceeds of approximately $3.3 million. We have agreed to bear the expenses of registering the securities covered by this prospectus and any prospectus supplements.
     The securities are being registered to permit the selling securityholders to sell the securities from time to time in the public market. The selling securityholders may sell the securities through ordinary brokerage transactions or through any other means described in the section titled “Plan of Distribution.” We do not know when or in what amount the selling securityholders may offer the securities for sale. The selling securityholders may sell any, all or none of the securities offered by this prospectus.
     Our common stock is listed on NYSE Amex under the symbol “WLB.” On May 19, 2009, the last reported sale price of our common stock on the NYSE Amex was $8.20 per share. The warrant is not listed on an exchange, nor do we intend to list the warrant on any exchange.
     Investing in our common stock involves significant risk. See “Risk Factors” beginning on page 2 for a discussion of certain risks you should consider before buying any securities hereunder.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus and any prospectus supplements. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 22, 2009.

          We have not authorized any dealer, salesperson or other person to give any information or to make any representations to you other than the information contained in this prospectus. You must not rely on any information or representations not contained in this prospectus as if we had authorized it. The information contained in this prospectus is current only as of the date on the cover page of this prospectus or any prospectus supplement and may change after that date. We do not imply that there has been no change in the information contained in this prospectus or in our affairs since that date by delivering this prospectus. The selling securityholders are not making an offer of these securities in any state where the offer is not permitted.
          This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. This information is available without charge to you upon written or oral request. If you would like a copy of any of this information, please submit your request to Investor Relations, Westmoreland Coal Company, 2 North Cascade, 2 nd Floor, Colorado Springs, Colorado 80903, or call (719) 442-2600 to make your request.

PROSPECTUS SUMMARY
          This summary contains basic information about us and the resale of the securities being offered by the selling securityholders. Because it is a summary, it does not contain all of the information that you should consider before investing. You should read this entire prospectus carefully, including the section entitled “Risk Factors” and our financial statements and the related notes incorporated by reference in this prospectus, before making an investment decision. As used in this prospectus, the terms “we,” “our,” “ours” and “us” may, depending on the context, refer to Westmoreland Coal Company or to Westmoreland Coal Company’s subsidiaries or to Westmoreland Coal Company and its subsidiaries, taken as a whole.
Our Business
          We are an energy company organized as a Delaware corporation in 1910. We mine coal, which is used to produce electric power, and we own power-generating plants. We own five surface mines located in the United States, which supply coal to power plants. Several of these power plants are located adjacent to our mines, and we sell virtually all our coal under multi-year contracts. Due to the generally longer duration and terms of our contracts, we enjoy relatively stable demand compared to competitors who sell more of their production on the spot market and under short-term contracts.
          We sold 29.3 million tons of coal in 2008, less than 3% of all the coal produced in the United States. According to the National Mining Association 2008 Coal Producer Survey, we were the tenth largest coal producer in the United States, ranked by tons of coal mined in 2008. We conduct our mining operations through our wholly-owned subsidiaries Westmoreland Resources, Inc. and Westmoreland Mining LLC.
          In addition to our mining operations, we own the Roanoke Valley power plants, or ROVA. ROVA consists of two coal-fired generating units with a total capacity of 230 megawatts. ROVA supplies power pursuant to long-term contracts.
          For a more comprehensive overview of our business, we refer you to Item 1 and Item 2 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, which are incorporated by reference herein.
Corporate Information
          Our principal executive offices are located at 2 North Cascade Avenue, 2nd Floor, Colorado Springs, CO 80903. Our telephone number is (719) 442-2600. Our website is www.westmoreland.com. The contents of our website are not a part of this prospectus.
The Offering

Issuer	Westmoreland Coal Company

Seller	One or more selling securityholders identified in “Selling Securityholders” below. We are not selling any of the securities offered under this prospectus or any prospectus supplement.

Securities Offered	• 1,543,600 shares of common stock purchased in the open market by certain selling securityholders

• Up to 1,000,000 shares of common stock, which may be contributed to the Westmoreland Retirement Plan Trust

• Warrant to purchase 172,775 shares of common stock at an exercise price of $19.10 expiring in August 2010

• 172,775 shares of common stock issuable upon exercise of the warrant

• 1,877,946 shares of common stock issuable upon conversion of the 9% senior secured convertible promissory notes

• 7,343 shares of common stock issuable upon conversion of certain depositary shares representing fractional interests in our Series A Preferred Stock

Use of Proceeds
We will not receive any proceeds from the sale by any selling securityholder of the securities offered under this prospectus or any prospectus supplement. If the warrant is exercised in full for cash, we will receive proceeds of approximately $3.3 million, which we intend to use for general corporate purposes. See “Use of Proceeds.”

Our Common Stock	Our common stock is quoted on NYSE Amex under the symbol “WLB.”

Risk Factors	Investing in our securities involves significant risk. See “Risk Factors” for a discussion of the risks associated with an investment in our securities.
RISK FACTORS
          Investing in our securities involves risks. You should carefully consider and evaluate all of the information contained in this prospectus and in the documents incorporated herein by reference before you decide to purchase our securities. Any of the risks and uncertainties set forth herein could materially and adversely affect our business, results of operations and financial condition, which in turn could materially and adversely affect the trading price of our common stock being offered by this prospectus. As a result, you could lose all or part of your investment. You should also consider the other important factors that can affect our business discussed below under the caption “Forward-Looking Statements.”
We may not generate sufficient cash flow to pay our operating expenses, meet our debt service costs and pay heritage and corporate costs, and we may not be able to obtain additional sources of liquidity to meet these needs.
          We are a holding company that conducts our operations through our subsidiaries. Certain costs are obligations of ours, such as significant heritage health benefit costs, and certain costs are incurred at the subsidiary level. Each of Westmoreland Mining LLC (“WML”), Westmoreland Partners (“ROVA”) and Westmoreland Resources, Inc. (“WRI”) has a credit agreement that contains covenants applicable to that subsidiary. Only the WRI agreement permits dividends to be paid by WRI to us without restriction. Limitations in the WML and ROVA debt agreements require the maintenance of reserve accounts and limit the ability of those subsidiaries to dividend funds to us based on changes in reserve account balances and the subsidiaries’ operating results. Accordingly, these subsidiaries may not be able to pay dividends to us in the amounts and in the time periods required for us to pay our heritage health benefit costs and corporate expenses.
          Ultimately, if our subsidiaries’ operating cash flows are insufficient to support their operations and provide dividends to us in the amounts and time periods required to pay our expenses, and we are unable to obtain external financing at sufficient levels to pay such obligations, we will be unable to meet our obligations as they come due.
          Certain assumptions regarding our operations, financing opportunities and contractual obligations must be achieved for us to meet our obligations in 2009. We will be required to significantly increase operating cash flow at WRI by increasing operating performance and efficiency; we must defer or reduce bonding requirements and reduce cash contributions to satisfy our pension obligations; WRI’s revolving line of credit must be renewed in November; and WRI’s tax credit transaction must provide the benefits we have projected. For 2010, we anticipate that additional financing may be required to meet our projected cash requirements. Because of the lack of certainty surrounding the 2009 forecast assumptions, the report from our independent registered certified public accounting firm on our consolidated financial statements for the year ended December 31, 2008, includes an explanatory paragraph reciting factors that raise substantial doubt about our ability to continue as a going concern.
          To meet our ongoing liquidity needs, we are considering various alternatives. We may seek to sell certain assets, but it is not certain that asset sales could be completed in the time, or at the price, required to meet our cash needs. Liquidity needs over the next twelve months may require that we defer capital investments and bonding requirements associated with new mine development.
We have a significant amount of debt, which imposes restrictions on us and may limit our flexibility, and a decline in our operating performance may materially affect our ability to meet our future financial commitments and liquidity needs.
          As of December 31, 2008, our total gross indebtedness was approximately $269.2 million, the principal components of which are: $148.1 million of Westmoreland Mining term and other debt; $81.4 million of ROVA term debt; $22.5 million under WRI’s revolving line of credit and term and other debt; and $15.8 million of convertible notes. We may incur additional indebtedness in the future, including indebtedness under our three existing revolving credit facilities.
          A substantial portion of our cash flow must be used to pay principal and interest on our indebtedness and is not available to fund working capital, capital expenditures, bonding requirements, heritage costs or other general corporate uses. In addition, the degree to which we are leveraged could have other important consequences, including:
•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures or equipment leases or other general corporate requirements; and

•	limiting our flexibility in planning for, or reacting to, changes in our business and in the industry.
          If our operating performance declines, or if we do not have sufficient cash flows and capital resources to meet our debt service obligations, we may be forced to sell assets, seek additional capital or seek to restructure or refinance our indebtedness.
Continuing unfavorable economic conditions could have a material adverse effect on our results of operations.
          Economic conditions in the United States and throughout much of the world have undergone a sudden, sharp economic downturn. The recent distress in the financial markets has resulted in extreme volatility and declines in security prices and diminished liquidity and credit availability. Our liquidity and ability to access the credit or capital markets may continue to be affected by changes in the financial markets and the global economy. Continuing turmoil in the financial markets could make it more difficult for us to access capital, sell assets, refinance our existing indebtedness, attain waivers for covenant violations from our lenders if necessary, attain future bonding capacity required to expand our operations, enter into agreements for new indebtedness, or obtain funding through the issuance of our securities.
Volatility in the capital markets could negatively impact our pension expense and cash contributions.
          During 2008, both the debt and equity markets experienced significant downturns, resulting in significant reductions in asset values for our partially funded pension plans. In particular, the projected benefit obligation for the qualified pension plan now exceeds the fair market value of plan assets by $35.9 million. These reductions, if not offset by gains in future years, will result in higher pension and postretirement expenses in future years along with additional cash contributions. Due to the reduction in asset values, we currently expect to make minimum pension contributions required by our loan agreement of approximately $11.3 million for the 2009 plan year.
Our coal mining operations are subject to external conditions that could disrupt operations and negatively affect our profitability.
          Our coal mining operations are all surface mines. These mines are subject to conditions or events beyond our control that could disrupt operations, affect production, and increase the cost of mining at particular mines for varying lengths of time. These conditions or events include:
•	unplanned equipment failures, which could interrupt production and require us to expend significant sums to repair our equipment, which is integral to the mining of coal;

•	geological conditions, such as variations in the quality of the coal produced from a particular seam, variations in the thickness of coal seams and variations in the amounts of rock and other natural materials that overlie the coal that we are mining; and

•	weather conditions.
          Major disruptions in operations at any of our mines over a lengthy period of time could adversely affect the profitability of our mines.
If transportation for the coal produced by our Absaloka and Beulah Mines becomes unavailable, or if transportation becomes uneconomical for Absaloka coal, our revenues could suffer.
          The Absaloka Mine’s customers take delivery of our coal over rail lines operated by the Burlington Northern Santa Fe Railway, or BNSF. Transportation costs represent a significant portion of the total cost of coal, and the cost of transportation is a critical factor in a customer’s purchasing decision. Increasing world demand for coal has increased demand for locomotives, rail cars, and rail capacity. The unavailability or interruption of our ability to ship coal from the Absaloka Mine, and the lack of sufficient rail capacity would adversely affect the Absaloka Mine’s revenues.
          The Beulah Mine ships lignite to the Heskett Station over a 74-mile rail line operated by BNSF. Disruptions of rail service over that line would affect the Beulah Mine’s revenues.
Our revenues could suffer if our customers reduce or suspend their coal purchases.
          In 2008, we sold almost 100% of the coal we produced under long-term agreements. Four of our contracts, with the owners of the Colstrip 3&4 Units, Limestone Generating Station, Colstrip 1&2 Units, and Coyote Station, accounted for 28%, 20%, 11% and 10%, respectively, of our coal revenues for 2008. Approximately 75% percent of our tonnage in 2008 was sold to three power plants, Colstrip, Limestone, and Sherburne County, under several separate contracts. Interruption in the purchases by or operations of our principal customers, including the bankruptcy of any of our principal customers, could significantly affect our revenues. Unscheduled maintenance outages at our customers’ power plants, unseasonably moderate weather, or increases in the production of alternative clean-energy generation such as wind power could cause our customers to reduce their purchases. In addition, new environmental regulations could require our customer at the Jewett Mine to purchase more compliance coal, that is, coal containing 1.2 pounds or less of sulfur dioxide per million Btu. Since our mines do not produce compliance coal, such requirements would reduce or eliminate our sales to this customer. Four of our five mines are dedicated to supplying customers located adjacent to or near the mines, and these mines may have difficulty identifying alternative purchasers of their coal if their existing customers suspend or terminate their purchases. The reduction in the sale of our coal would adversely affect our operating results.
Disputes relating to our coal supply agreements could harm our financial results.
          From time to time, we may have disputes with customers under our coal supply agreements. Our customers have or could claim monetary reimbursement or other damages related to any of the following: quality of coal; disputes relating to pass-through expenses on cost-plus contracts; contract interpretation; coal delivery delays originating at our mines; disputed force majeure events and any number of other potential disputes pertaining to the operation of our various coal supply agreements. In addition, any dispute that rises to the level of litigation could cause us to pay significant legal fees. The payment of damages or litigation expenses or the failure or our customers to pay due to disputes under our coal supply agreements could negatively affect our operating revenues.
Our expenditures for heritage costs and postretirement medical benefits could be materially higher than we have predicted if our underlying assumptions prove to be incorrect.
          We provide various postretirement medical benefits to current and former employees and their dependents. We estimate the amounts of these obligations based on assumptions described in Management’s Discussion and Analysis of Financial Condition and Results of Operations-Critical Accounting Estimates and Related Matters , which is included in our Form 10-K incorporated by reference herein. See also Note 8 to the Consolidated Financial Statements in the Form 10-K for more information on these contribution obligations. We accrue amounts for these obligations, most of which are unfunded, and we pay as costs are incurred. If our assumptions change, the amount of our obligations could increase, and if our assumptions are inaccurate, we could be required to expend greater amounts than we anticipate. We regularly revise our estimates, and the amount of our accrued obligations is subject to change. An increase in our heritage costs and/or postretirement medical benefit obligations could cause us to be unable to pay our obligations as they come due.
If the cost of obtaining new reclamation bonds and renewing existing reclamation bonds continues to increase or if we are unable to obtain additional bonding capacity, our operating results could be negatively affected.
          Federal and state laws require that we provide bonds to secure our obligations to reclaim lands used for mining. We must post a bond before we obtain a permit to mine any new area. These bonds are typically renewable on a yearly basis and have become increasingly expensive. Bonding companies are requiring that applicants collateralize increasing portions of their obligations to the bonding company. In 2008, we paid approximately $2.6 million in premiums for reclamation bonds and were required to use $10.3 million in cash to collateralize 92% of the face amount of the new bonds obtained in 2008. We anticipate that, as we permit additional areas for our mines in 2009 and 2010, our bonding requirements will increase significantly and our collateral requirements will increase as well. Any capital that we provide to collateralize our obligations to our bonding companies is not available to support our other business activities. If the cost of our reclamation bonds continues to increase, our results of operations could be negatively affected. Additionally, if we are unable to obtain additional bonding capacity due to cash flow constraints, we will be unable to begin mining operations in newly permitted areas. Our inability to begin operations in new areas will hamper our ability to efficiently meet our current customer contract deliveries, expand operations, and increase revenues.
We face competition for sales to new and existing customers, and the loss of sales or a reduction in the prices we receive under new or renewed contracts would lower our revenues.
          Approximately one-third of the coal tonnage that we will produce in 2009 will be sold under contracts to power plants that take delivery of our coal from common carrier railroads. Contracts covering 80% of those rail tons are scheduled to expire by the end of 2010. As a general matter, plants that take coal by rail can buy their coal from many different suppliers. We will face significant competition, primarily from mines in the Southern Powder River Basin of Wyoming, in negotiating the renewal of our long-term contracts with our rail-served customers, and for contracts with new rail-served customers. Many of our competitors are larger and better capitalized than we are and have coal with a lower sulfur and ash content than our coal. As a result, our competitors may be able to adopt more aggressive pricing policies for their coal supply contracts than we can. If our existing customers fail to renew their contracts with us on terms that are at least equivalent to those in effect today, or if we are unable to replace our existing contracts with contracts of equal size and profitability from new customers, our revenues will decline.
          Approximately two-thirds of the coal tonnage that we will sell in 2009 will be delivered under long-term contracts to power plants located adjacent to our mines. We will face somewhat less competition to renew these contracts upon their expiration, both because of the transportation advantage we enjoy by being located adjacent to these customers and because most of these customers would be required to invest additional capital to obtain rail access to alternative sources of coal. Our Jewett Mine is an exception because our customer has already built rail unloading and associated facilities that are being used to receive coal from the Southern Powder River Basin as permitted under our contract with that customer. That customer can choose to reduce our contract tons or terminate our contract in order to purchase competing coal.

Our mining operations are extensively regulated, which imposes significant costs on us, and delays in receiving permits or future regulations and developments could increase those costs or limit our ability to produce and sell coal.
          Federal, state and local authorities regulate the coal mining industry with respect to matters such as employee health and safety, permitting and licensing requirements, air quality standards, water pollution, plant and wildlife protection, reclamation and restoration of mining properties after mining is completed, the discharge of materials into the environment, surface subsidence from underground mining and the effects that mining has on groundwater quality and availability. Numerous governmental permits and approvals are required for mining operations. We are required to prepare and present to federal, state or local authorities data pertaining to the effect or impact that any proposed exploration for or production of coal may have upon the environment. The costs, liabilities and requirements associated with these regulations may be costly and time-consuming, may delay commencement or continuation of exploration or production and may adversely affect our financial results. The possibility exists that new legislation and/or regulations and orders related to the environment or employee health and safety may be adopted and may materially adversely affect our mining operations, our cost structure and/or our customers’ ability to use coal. New legislation or administrative regulations (or judicial interpretations of existing laws and regulations), including proposals related to the protection of the environment that would further regulate and tax the coal industry, may also require us or our customers to change operations significantly or incur increased costs. These factors and legislation, if enacted, could have a material adverse effect on our financial condition and results of operations.
Concerns about the environmental impacts of coal combustion, including perceived impacts on global climate change, are resulting in increased regulation of coal combustion in many jurisdictions, and interest in further regulation, which could significantly affect demand for our products.
          Global climate change continues to attract considerable public and scientific attention. Widely publicized scientific reports in 2007, such as the Fourth Assessment Report of the Intergovernmental Panel on Climate Change, have also created widespread concern about the impacts of human activity, especially fossil fuel combustion, on global climate change. In turn, considerable and increasing government attention in the United States is being paid to global climate change and to reducing greenhouse gas emissions, particularly from coal combustion by power plants. Legislation was introduced in Congress in 2006 and 2007 to reduce greenhouse gas emissions in the United States and additional legislation is likely to be introduced in the future. The new administration has expressed its intent to legislate further the emission of greenhouse gases. A draft energy and climate bill has been introduced in the House of Representatives by Representatives Waxman and Markey, which calls for tougher emission standards for coal-burning power plants licensed after 2015.
          In addition, a growing number of states in the United States are taking steps to reduce greenhouse gas emissions from coal-fired power plants. The U.S. Supreme Court’s recent decision in Massachusetts v. EPA ruled that the EPA improperly declined to address carbon dioxide impacts on climate change in a recent rulemaking. Although the specific rulemaking related to new motor vehicles, the reasoning of the decision could affect other federal regulatory programs, including those that directly relate to coal use. Enactment of laws and passage of regulations regarding greenhouse gas emissions by the United States or some of its states, or other actions to limit carbon dioxide emissions, could result in electric generators switching from coal to other fuel sources.
          Most recently, the Environmental Protection Agency’s Environmental Appeals Board ruled that the EPA had no valid reason for refusing to limit carbon dioxide emissions from new coal-fired power plants. The decision means that all new and proposed coal plants nationwide must go back and address their carbon dioxide emissions. As of March 20, 2009, the EPA sent to the Office of Management and Budget at the White House the EPA’s proposal to classify carbon as a dangerous pollutant. It is anticipated that the administration is going to expedite the review of this proposal. Further developments in connection with legislation, regulations or other limits on greenhouse gas emissions and other environmental impacts from coal combustion in the United States could have a material adverse effect on our results of operations, cash flows and financial condition.
          In the event of a carbon tax or other imposed cost, such as a cap-and-trade system, ROVA may be unable to pass these costs through under its power purchase agreement with Dominion. However, due to ROVA’s coal supply agreements, any imposed carbon tax would be passed through to ROVA from the coal suppliers. Essentially all of our coal supply agreements at our mining operations contain similar pass-through provisions that pass through to us the costs of government-imposed carbon taxes; however, their application would depend upon the final regulatory provisions.
          While we believe that our core coal customers’ plants would continue for the foreseeable future to operate as base-load generators, their levels of coal burn could be reduced. We sell coal to a few small, older power plants that could be at risk of significant reduction in coal burn or closure as a result of imposed carbon costs. The imposition of a carbon tax or similar regulation could, in certain situations, lead to the shut down of coal-fired power plants, which would materially and adversely affect our coal and power plant revenues.
We have significant reclamation and mine closure obligations. If the assumptions underlying our accruals are materially inaccurate, or if we are required to cover reclamation obligations that have been assumed by our customers, we could be required to expend greater amounts than we currently anticipate, which could negatively affect our operating results in future periods.
          As the permittee, we are generally responsible under federal and state regulations for the ultimate reclamation of the mines we operate. In some cases, our customers have assumed these liabilities by contract and have posted bonds or have funded escrows to secure their obligations. We estimate our future liabilities for reclamation and other mine-closing costs from time to time based on a variety of assumptions. If our assumptions are incorrect, we could be required in future periods to spend more on reclamation and mine-closing activities than we currently estimate. Likewise, if our customers default on the unfunded portion of their contractual obligations to pay for reclamation, we could be forced to make these expenditures ourselves and the cost of reclamation could exceed any amount we might recover in litigation.
          We estimate that our gross reclamation and mine-closing liabilities, which are based upon projected mine lives, current mine plans, permit requirements and our experience, were $222.7 million (on a present value basis) at December 31, 2008. Of these December 31, 2008 liabilities, our customers have assumed $81.2 million by contract. Responsibility for the final reclamation amounts may change in certain circumstances. We estimate that our obligation for final reclamation that was not the contractual responsibility of others was $141.5 million at December 31, 2008. We held final reclamation deposits of approximately $69.7 million at December 31, 2008 to provide for these obligations. The remainder of the $141.5 million of estimated obligations must be recovered in the price of coal sold.
Our revenues could be affected by unscheduled outages at the power plants we supply or own or if the scheduled maintenance outages at the power plants we supply or own last longer than anticipated.
          Scheduled and unscheduled outages at the power plants that we supply could reduce our coal sales and revenues. We cannot anticipate if or when unscheduled outages may occur. Our operating results could be negatively affected by unscheduled outages at ROVA or if scheduled outages at ROVA last longer than we anticipate.
A decrease in the availability or increase in costs of key supplies, capital equipment or commodities such as diesel fuel, steel, explosives and tires could affect our financial results.
          Our mining operations require a reliable supply of replacement parts, explosives, fuel, tires, steel-related products and lubricants. If the cost of any of these inputs increased significantly, or if a source for these supplies or mining equipment were unavailable to meet our replacement demands, our financial results could be negatively affected. Recent consolidation of suppliers of explosives has limited the number of sources for these materials. Further, our purchases of some items of mining equipment are concentrated with one principal supplier. Over the past few years, industry-wide demand growth has exceeded supply growth for certain surface mining equipment and other capital equipment as well as off-the-road tires. As a result, lead times and costs for some items have increased significantly.
If we experience unanticipated increases in the capital expenditures we expect to make over the next several years, our liquidity could suffer.
          Some of our contracts provide for our customers to reimburse us for our capital expenditures on a depreciation and amortization basis, plus in some instances, a stated return-on-investment. Other contracts provide reimbursement of capital expenditures in full as such expenditures are incurred. Other contracts feature set prices that adjust only for changes in a general inflation index or set of indices. When we spend capital at our operations, it affects our near term liquidity in most instances and if capital is spent where the customer is not specifically obligated to reimburse us, that capital could be at risk if market conditions and contract duration do not match up to the investment.
Provisions of our certificate of incorporation, bylaws, Delaware law and our stockholder rights plan may have anti-takeover effects that could prevent a change of control of our company that stockholders may consider favorable, and the market price of our common stock may be lower as a result.
          Provisions in our certificate of incorporation, bylaws and Delaware law could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders. Provisions of our bylaws impose various procedural and other requirements that could make it more difficult for stockholders to bring about some types of corporate actions. In addition, a change of control may be delayed or deterred as a result of our stockholder rights plan, which was initially adopted by our board of directors in early 1993 and amended and restated in February 2003 and further amended in May 2007 and March 2008. Our ability to issue preferred stock in the future may influence the willingness of an investor to seek to acquire our company. These provisions could limit the price that some investors might be willing to pay in the future for shares of our common stock and may have the effect of delaying or preventing a change in control.
Future sales of our common stock by our major stockholder may depress our share price and influence our management policies.
          Tontine Partners, L.P., Tontine Capital Partners, L.P. and certain affiliates (collectively, “Tontine”) own approximately 16% of our common stock currently outstanding, as well as notes and preferred stock convertible into shares of our common stock, which would increase Tontine’s ownership to approximately 28% on an as-converted basis. Tontine has publicly stated that it has begun to explore alternatives for the disposition of its holdings of our securities. We have granted Tontine registration rights with respect to our common stock it holds, including shares it could acquire upon conversion of notes and preferred stock. Upon effectiveness of the registration statement of which this prospectus forms a part, the shares of common stock beneficially owned by Tontine will be registered for resale. Sales of substantial amounts of our common stock in the public market, or the perception that these sales may occur, could cause the market price of our common stock to decline. In addition, if Tontine were to sell its entire holdings to one person, that person could have influence over our management policies. A sale to a single person could be less detrimental to our stock price than a series of sales by Tontine into the market. However, a sale to a single person could be made more difficult as a result of the takeover defenses we have in place. As discussed in “Description of Capital Stock—Antitakeover Provisions,” for instance, Tontine is currently permitted, subject to certain conditions, to own greater than 20% of our common stock without triggering the “flip-in” provision of the stockholders rights plan. A purchaser of Tontine’s entire holdings would not have the same exemption unless it was granted by our board of directors.
Tontine may have the ability to exert influence over our management.
          Pursuant to a Note Purchase Agreement with Tontine dated March 4, 2008, if Tontine owns 10% or more of the outstanding shares of common stock, it shall have the right to designate two persons for election to our board of directors who are reasonably acceptable to the board, and the board will consist of not more than nine members, or not more than seven members when no Series A Convertible Exchangeable Preferred Stock is outstanding. At this time, Tontine has not appointed any members to our board of directors. However, should Tontine elect to appoint two members to our board of directors, it could influence our management and policies. In addition, should Tontine convert all convertible securities owned by it, it would own approximately 28% of our outstanding common stock. With such ownership, Tontine may have the ability to influence matters requiring stockholder approval, including the election of our directors, the adoption of amendments to our Articles of Incorporation, the approval of mergers and sales of all or substantially all of our assets, decisions affecting our capital structure and other significant corporate transactions. The interests of Tontine may not in all cases be aligned with the interests of our other stockholders.
Our ability to operate effectively and achieve our strategic goals depends on maintaining satisfactory labor relations.
          A significant portion of the workforce at each of our mines, except Jewett, is represented by labor unions. While we believe that our relationships with our employees at the mines are satisfactory, the nature of collective bargaining is such that there is a risk of a disruption in operations when any collective bargaining agreement reaches its expiration date unless the employees who are covered by the agreement have accepted a renewal or extension. While labor strikes are generally a force majeure event in long-term coal supply agreements, thereby exempting the mine from its delivery obligations, the loss of revenue for even a short time could have a material adverse effect on our financial results.
Our financial results may be impacted by the different interpretations and application of accounting literature in the mining industry.
          The mining industry has limited industry specific accounting literature; therefore, differences in practice exist in the interpretation and application of accounting literature to mining specific issues. The practice of capitalizing or recording an expense for certain specific mining costs leads to differences in accounting practices among mining companies. The materiality of such expenditures can vary greatly relative to a given company’s respective financial position and results of operations. As differences in the mining industry accounting are reviewed, a restatement of our financial results may be necessary if mining interpretations differ from our current accounting practices. A restatement of our financials could cause investors to lose confidence in our reported financial information.
We have formed a limited liability company to utilize potential Indian Coal Production Tax Credits, or ICTCs. Under certain circumstances, the transaction may be cancelled and we may be required to return payments received from the third party.
          Our WRI subsidiary entered into a series of transactions, including the formation of a limited liability company, the LLC, with an unaffiliated investor, in order to take advantage of certain available tax credits, which we had not been able to fully utilize. Entering into the transaction with the investor that could utilize these credits will enable us to monetize the ICTCs and increase our cash flows. We requested and have received a private letter ruling, or PLR, from the IRS providing that the ICTCs will be available under the specific scenario described whereby we subleased the right to mine a fixed amount of coal from our Absaloka Mine to the LLC. The investor is the other member of the limited liability company and has begun paying us for its membership interest through an initial cash payment of $4.0 million and payments under promissory notes, which are subject to contingencies as to timing and amount.
          Even though we have received the PLR, there are certain issues that may be raised by the IRS in a subsequent audit of the tax returns of the members of the LLC. In the unlikely event that a subsequent audit disqualifies the tax credits as approved in the PLR, we will be required to return to the investor previously received payments under the notes, and the transaction would effectively be cancelled. If such a subsequent audit disallows the allocation of the tax credits, we may retain the previously received payments under the notes, but the transaction would effectively be cancelled from the date of the disallowance. We will pay to the Crow Tribe 33% of the expected $58.8 million of payments we will receive from the investor. The Crow Tribe is only required to reimburse us under very limited circumstances. As a result, in the event that the IRS disallows the allocation or disqualifies the tax credit, we would be unable to recoup a total of up to $20.7 million of total payments forecast to be paid to the Crow Tribe.
          While unlikely, we face the risk that the IRS will withdraw the PLR at any time, resulting in the disallowance of the ICTCs. Such withdrawal can be retroactive to the date of original issuance. In addition, at any time, the IRS could challenge a material fact upon which the ICTCs were based and claim the transaction no longer or never did comply with the factual scenario presented to the IRS in the request for a private letter ruling. Ultimately, the IRS could disallow the tax credits in such a situation. Should the ICTCs be disallowed due to any of the above risks, WRI would be required to return to the investor previously received payments under the notes, and the transaction would effectively be cancelled.
Sales of our common stock by the selling securityholders may cause our stock price to decline.
               Sales of substantial amounts of our common stock in the public market, or the perception that these sales may occur, could cause the market price of our common stock to decline. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional common or preferred stock. As of March 31, 2009, we had 9,641,773 shares of common stock outstanding, including the 1,543,600 shares purchased by Tontine in the open market, resale of which is restricted because of Tontine’s status as an affiliate. Upon effectiveness of this registration statement, 4,601,664 shares will be registered for resale under this prospectus. Of these, 2,543,600, consisting of the Tontine shares purchased in the open market and the shares which may be issued to the Plan (as defined below) will become freely tradable upon effectiveness of this registration statement or, with respect to shares to be contributed to the Plan, upon such contribution. In addition, 2,058,064 shares underlying warrants, convertible notes and depositary shares will be freely tradable upon exercise or conversion of such securities.
The existence of outstanding rights to purchase common stock may impair our stock price and our ability to raise capital.
          Approximately 387,724 shares of our common stock are issuable (excluding SARs) on exercise of warrants (not including the warrant registered hereunder), options or other rights to purchase common stock at prices ranging from $3.375 to $23.475 and having a weighted average price of $18.89. In addition, there are 1,614,368 shares of common stock (which number could increase to 1,877,946) issuable upon the conversion of convertible notes held by Tontine, which are convertible at the option of the holder at a conversion price of $10.00 per share, and an additional 7,343 shares issuable on conversion of outstanding depositary shares representing interests in our Series A Preferred Stock at a conversion price of $14.64 per share. During the term of the warrants, options, convertible notes, convertible preferred stock and other rights, the holders are given an opportunity to profit from a rise in the market price of our common stock with a resulting dilution in the ownership interest of the other stockholders. Our ability to obtain additional equity financing during the period such rights are outstanding may be adversely affected, and the existence of the rights may have an adverse effect on the price of our common stock.
The market price of our common stock has experienced volatility and could decline.
          Our common stock is listed on the NYSE Amex. Over the last year, the closing price of our common stock has fluctuated from a low of $4.85 per share to a high of $23.93 per share. The stock prices of virtually all companies have decreased since the fall of 2008 as global economic issues have adversely affected public markets, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments globally and market perceptions of the attractiveness of particular industries. Our share price is likely to be significantly affected by global economic issues, as well as short-term changes in our financial condition and liquidity. As a result of these factors, the market price of our common stock at any given point in time might not accurately reflect our long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. We could in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.
FORWARD-LOOKING STATEMENTS
          This prospectus, including the information incorporated by reference, contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties, which may cause actual results to differ materially from the forward-looking statements. A detailed discussion of these and other risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is set forth under “Risk Factors” in our annual report on Form 10-K for the fiscal year ended December 31, 2008 and our other periodic report filings with the Securities and Exchange Commission. Specific factors that could cause actual results to differ materially from such forward-looking statements include, among others, the following:
•	worldwide economic conditions;

•	our ability to produce coal at existing and planned future operations;

•	changes in postretirement benefit and pension obligations;

•	availability and costs of credit, surety bonds and letters of credit;

•	inability to expand coal operations due to limitations in obtaining bonding capacity to back new mining permits;

•	our ability to maintain compliance with debt covenant requirements or obtain waivers from our lenders in cases of non-compliance;

•	the ability of our subsidiaries to pay dividends to us due to restrictions in our debt arrangements;

•	our ability to negotiate profitable coal contracts, price reopeners and extensions;

•	our ability to maintain satisfactory labor relations;

•	financial stability of our customers, and their ability to continue to comply with their contractual commitments in a timely manner;

•	disruptions in delivery or changes in pricing from third party vendors of goods and services which are necessary for our operations, such as fuel, steel products, explosives and tires;

•	impact of weather on demand, production and transportation;

•	the performance of our Roanoke Valley power plants, or ROVA, and the structure of its contracts with its lenders and Dominion Virginia Power;

•	coal’s market share of electricity generation;

•	future legislation and changes in regulations, governmental policies and taxes, including those aimed at reducing emissions of elements such as mercury, sulfur dioxides, nitrogen oxides, particular matter or greenhouse gases; and

•	our ability to raise additional capital, our access to financing and our ability to sell assets as discussed under Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008.
DESCRIPTION OF CAPITAL STOCK
          The following description of our capital stock and provisions of our certificate of incorporation and bylaws are summaries and are qualified by reference to the certificate of incorporation and the bylaws. Copies of these documents are exhibits to our registration statement, of which this prospectus forms a part, and are incorporated by reference into the registration statement.
          Our authorized capital stock consists of 30,000,000 shares of common stock, par value $2.50 per share, and 5,000,000 shares of preferred stock, par value $1.00 per share. As of March 31, 2009, we had 9,641,773 shares of common stock outstanding and approximately 160,129 shares of preferred stock outstanding. Our common stock is listed on the NYSE Amex under the symbol “WLB.” The depositary shares representing fractional interests in our Series A Convertible Exchangeable Preferred Stock (“Series A Preferred Stock”) are also listed on the NYSE Amex under the symbol “WLB-P.”
Common Stock
          We are authorized to issue one class of common stock. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election by the holders of our common shares. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock. We are currently prohibited from paying dividends on our common stock due to outstanding cumulative dividends on our Series A Preferred Stock.
          In the event of our liquidation, dissolution, or winding up, the holders of common stock are entitled to receive proportionately our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption, or conversion rights. The rights, preferences, and privileges of holders of common stock are subject to and may be adversely affected by, the rights of the holders of the Series A Preferred Stock and the shares of any series of preferred stock that we may designate and issue in the future. All outstanding shares of our common stock are fully paid and nonassessable and the shares of common stock offered hereby, including those that are issuable on exercise of the warrant and conversion of the convertible notes and Series A Preferred Stock, will be fully paid and nonassessable.
Preferred Stock
          Series A Preferred Stock
          We have designated 575,000 shares of our preferred stock as Series A Preferred Stock. As of March 31, 2009, there were approximately 160,129 shares of our Series A Preferred Stock issued and outstanding, represented by 640,515 depositary shares.
          Ranking. The Series A Preferred Stock ranks prior to our common stock as to rights to receive dividends and distributions upon dissolution. Without the vote of the holders of 2/3 of the Series A Preferred Stock, voting separately as a class, no class or series of capital stock can be created that ranks equally with or senior to the Series A Preferred Stock as to dividend rights or liquidation preference.
          Dividend rights. The holders of the Series A Preferred Stock are entitled to receive, when, as, and if declared by our board of directors out of funds legally available therefor, cumulative cash dividends at the rate of 8 1 / 2 % per annum per share (equivalent to $2.125 per annum per depositary share), payable quarterly on April 1, July 1, October 1, and January 1 in each year. In general, and subject to the Certificate of Designation, dividends not so paid accumulate. At April 1, 2009, the accumulated dividends on our Series A Preferred Stock aggregated $17.6 million ($27.41 per depositary share). Unless full cumulative dividends on the Series A

Preferred Stock have been paid or declared in full and sums set aside for the payment thereof, no dividends (other than dividends in common stock or other shares of our capital stock ranking junior to the Series A Preferred Stock as to dividends) may be paid or declared and set aside for the payment or other distribution made upon our common stock, nor may we redeem, purchase, or otherwise acquire for value any shares of our common stock. Holders of Series A Preferred Stock are not entitled to any dividends in excess of full cumulative dividends. No interest accrues on dividend payments in arrears.
          Conversion rights. Holders of the Series A Preferred Stock have the right, exercisable at any time and from time to time, except in the case of Series A Preferred Stock called for redemption or to be exchanged for exchange debentures, to convert all or any such preferred stock into shares of our common stock at a conversion price of $14.64 per share of common stock (equivalent to a conversion ratio of 6.8306 shares of common stock for each share of Series A Preferred Stock (equivalent to 1.708 shares of common stock for each depositary share), subject to adjustment. In the case of Series A Preferred Stock called for redemption or exchange, conversion rights will expire at the close of business on the last business day preceding the redemption date or exchange date. No fractional shares of common stock will be issued upon conversion and, if the conversion results in a fractional interest, we will pay an amount in cash equal to the value of such fractional interest based on the market price of our common stock on the last trading day prior to the date of conversion. The conversion price is subject to adjustment upon the occurrence of events specified in the Certificate of Designation, including (i) the issuance of shares of our common stock as a dividend or distribution on our common stock; (ii) the subdivision or combination of our outstanding common stock; and (iii) the issuance to substantially all holders of our common stock of rights or warrants to subscribe for or purchase common stock at a price per share less than the then current market price per share, as defined in the Certificate of Designation.
          Liquidation preference. In the event of any liquidation, dissolution, or winding up of our affairs, whether voluntary or otherwise, after payment or provision for payment of our debts and other liabilities, the holders of the Series A Preferred Stock will be entitled to receive, out of our remaining net assets, $100.00 in cash for each share of the Series A Preferred Stock (equivalent to $25.00 per depositary share), plus an amount in cash equal to all dividends accumulated on each such share up to the date fixed for distribution, before any distribution is made to the holders of our common stock or any other shares of our capital stock ranking (as to any such distribution) junior to the Series A Preferred Stock. After such payment, holders of Series A Preferred Stock will not participate further in any distribution of assets.
          Optional redemption. Subject to the requirements of Delaware law, we may redeem the Series A Preferred Stock, in whole or in part, at any time, at the redemption price of $100.00 per share (equivalent to $25.00 per depositary share) plus accumulated dividends.
          Exchange. On any dividend payment date, we may exchange the Series A Preferred Stock, in whole, for our 8 1/2% Convertible Subordinated Exchange Debentures due July 1, 2012 (“Debentures”), at an exchange rate of $100.00 principal amount of Debentures for each share of Series A Preferred Stock (equivalent to $25.00 principal amount of Debentures for each depositary share). We may only make such exchange if there are no accumulated dividends on the depositary shares at that time.
          Voting rights. In general, and subject to the Certificate of Designation, the holders of the Series A Preferred Stock may vote on any matter submitted to our stockholders, and on such matters, each share of Series A Preferred Stock is entitled to four votes (equivalent to one vote for each depositary share). However, if we have failed to declare and pay, or set apart for payment, in full the preferential dividends accumulated on the outstanding Series A Preferred Stock for any six quarterly dividend payment periods, whether or not consecutive, then the number of directors is increased by two and the holders of the Series A Preferred Stock, voting separately as a class, are entitled to elect two members of the board of directors until all accumulated dividends have been declared and paid or set apart for payment. There are currently six or more accumulated dividends on the Series A Preferred Stock, and the holders thereof currently have the voting rights specified in the preceding sentence. Until all accumulated dividends have been declared and paid or set apart for payment, the holders of Series A Preferred Stock have no other rights with respect to the election of directors, but continue to vote with holders of common stock on all other matters. In addition to the foregoing voting rights, the holders of Series A Preferred Stock have the voting rights provided under “Limitations” below and as required by law.
          Limitations. In addition to any other rights provided by applicable law, so long as any shares of the Series A Preferred Stock are outstanding, we will not, without the affirmative vote, or the written consent as provided by law, of the holders of at least two-thirds of the outstanding shares of the Series A Preferred Stock, voting as a class:
•	authorize or issue any class or series of, or rights to subscribe to or acquire any security convertible into, capital stock ranking equally with or senior to the Series A Preferred Stock as to payment of dividends, or distribution of assets upon liquidation; or

•	change the preferences, rights, or powers with respect to the Series A Preferred Stock so as to affect the Series A Preferred Stock adversely.
Except as may otherwise be required by applicable law, a class vote or consent is not required (i) in connection with any increase in the total number of authorized shares of our common stock, or (ii) in connection with the authorization or increase of any class or series of shares ranking, as to dividends and distribution of assets upon liquidation, junior to the Series A Preferred Stock. No such vote or written consent of the holders of the Series A Preferred Stock is required if, at or prior to the time when the issuance of any such stock ranking prior to the Series A Preferred Stock is to be made or any such change is to take effect, as the case may be, provision is made for the redemption of all of the Series A Preferred Stock at the time outstanding.

          Preemptive rights. No holder of the Series A Preferred Stock has preemptive rights to subscribe for or acquire any of our unissued shares or securities convertible into or carrying a right to subscribe to or acquire our shares.
          Series B Junior Participating Preferred Stock
          We have designated 300,000 shares of our preferred stock as Series B Junior Participating Preferred Stock, par value $1.00 per share (“Series B Preferred Stock”). These shares are issuable under our stockholder rights plan, which is described in more detail below under “—Antitakeover Provisions.” No shares of our Series B Preferred Stock are currently issued or outstanding.
          Other Series of Preferred Stock
          Subject to the limitations described above, under the terms of our certificate of incorporation, our board of directors is authorized to issue shares of preferred stock, in addition to the Series A Preferred Stock and the Series B Preferred Stock, in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges, and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges, and liquidation preferences of each series of preferred stock.
          The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings, and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock.
Warrant
          We have issued SOF Investments a warrant, which is being registered for resale hereunder. For more information, see “DESCRIPTION OF WARRANT TO PURCHASE COMMON STOCK.”
Antitakeover Provisions
          We are subject to Section 203 of the General Corporation Law of the State of Delaware. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the time that the person became an interested stockholder, unless, among other exceptions, the interested stockholder attained such status with the prior approval of our board of directors. A business combination includes mergers, consolidations, asset sales, and other transactions involving us and an interested stockholder. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.
          Under our bylaws, any vacancy in a directorship elected by the holders of the Series A Preferred Stock, which we call a Preferred Stock Directorship, shall be filled in the manner specified in the Certificate of Designation, that is, by holders of Series A Preferred Stock or the remaining Preferred Stock Director. If any vacancy occurs (other than a vacancy in a Preferred Stock Directorship) or any new directorship is created by an increase in the authorized number of directors, that vacancy or newly created directorship may be filled only by a majority vote of the directors (other than the directors elected by the holders of the Series A Preferred Stock) then in office, even if less than a quorum. This provision could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.
          Our bylaws provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting. Our bylaws also provide that, except as otherwise required by law, special meetings of the stockholders can only be called by our chief executive officer or a majority of our board of directors. In addition, our bylaws establish an advance notice procedure for stockholder proposals to be brought before a meeting of stockholders, including proposed nominations of candidates for election to our board of directors. Stockholders at a meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a stockholder who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting and provided the information required by our bylaws. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities.
          The General Corporation Law of the State of Delaware provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation, unless a corporation’s certificate of incorporation requires a greater percentage. Our charter does not include any greater vote requirements. Our bylaws may be amended or repealed by our board of directors or by the stockholders.
          We currently have in effect a stockholder rights plan, which is governed by the terms and conditions contained in the Amended and Restated Rights Agreement dated as of February 7, 2003, between us and Computershare Trust Company, N.A., as rights agent, as amended. The following summary description of the rights agreement does not purport to be complete and is qualified in its entirety by reference to the rights agreement, a copy of which is an exhibit to the registration statement of which this prospectus is a part and is incorporated herein by reference.
          Each share of common stock you purchase pursuant to this offering will have associated with it one preferred stock purchase right. Each preferred stock purchase right entitles the holder to purchase one one-hundredth of a share of our Series B Preferred Stock at an exercise price of $50.00, subject to adjustment by our board of directors in certain circumstances. Preferred stock purchase rights will only be exercisable under limited circumstances specified in the Amended and Restated Rights Agreement when there has been a distribution of the preferred stock purchase rights and such rights are no longer redeemable by us.
          If any person or group becomes an “acquiring person” by acquiring beneficial ownership of 20% or more of the outstanding shares of our common stock, or 20% or more of the shares of our voting stock, or 20% or more of all of our equity securities, the “flip-in” provision of the Amended and Restated Rights Agreement will be triggered and the preferred stock purchase rights will entitle a holder, other than such acquiring person, any member of such group or any related person (as to whom such preferred stock purchase rights will be null and void) to acquire a number of additional shares of our common stock having a market value of twice the exercise price of each preferred stock purchase right. If we are involved in a merger or other business combination transaction, each preferred stock purchase right will entitle its holder to purchase, at the right’s then-current exercise price, a number of shares of the acquiring or surviving company’s common stock having a market value at that time of twice the preferred stock purchase right’s exercise price.
          Pursuant to amendments to the rights agreement entered into in May 2007 and March 2008, Tontine will not be deemed to be an “acquiring person” for purposes of the agreement unless its beneficial ownership of our securities exceeds a percentage of our outstanding common stock (plus common stock issuable upon conversion of the convertible notes) that is generally equal to 34.5%. This partial exemption will not apply to persons who purchase our securities from Tontine, including purchasers in this offering, who would be limited by the shareholder rights plan in their ability to purchase more than 19.9% of our outstanding common stock.
          The preferred stock purchase rights will expire February 2013 unless such date is extended or the preferred stock purchase rights are earlier redeemed or exchanged by us. Until a preferred stock purchase right is exercised, the holder of a right will have no rights as a stockholder with respect to the shares purchasable upon exercise of the preferred stock purchase right, including without limitation the right to vote or to receive dividends. The provisions of the Amended and Restated Rights Agreement, including the exercise price of the preferred stock purchase rights, may be amended by our board of directors, subject to the limitations contained in that agreement.
          The preferred stock purchase rights have anti-takeover effects. The preferred stock purchase rights will cause substantial dilution to a person or group that attempts to acquire us in certain circumstances. Accordingly, the existence of the preferred stock purchase rights may deter certain acquirers from making takeover proposals or tender offers. However, the preferred stock purchase rights are not intended to prevent a takeover, but rather are designed to enhance the ability of our board of directors to negotiate with a potential acquirer on behalf of all of our stockholders.
Limitation of Liability and Indemnification Matters
          As permitted by the Delaware General Corporation Law, our certificate of incorporation contains provisions that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of a corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:
•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.
     Additionally, as permitted by the Delaware General Corporation Law, our bylaws provide that:
•	we shall indemnify our directors, officers, managers and supervisors to the extent such indemnification is not prohibited by the Delaware General Corporation Law;

•	we shall advance expenses to our directors, officers, managers and supervisors in connection with a legal proceeding upon receipt of an undertaking to repay such expenses if it is ultimately determined that such person is not entitled to indemnification; and

•	the rights provided in our certificate of incorporation are not exclusive.
Transfer Agent and Registrar
     The transfer agent and registrar for our common stock is Computershare, Ltd.

Listing
Our common stock is listed on the NYSE Amex under the symbol “WLB.”
DESCRIPTION OF WARRANT TO PURCHASE COMMON STOCK
          The following is a brief description of the terms of the warrant that may be resold by one of the selling securityholders. This description is subject to and qualified in its entirety by reference to the warrant, a copy of which has been filed as an exhibit to the registration statement of which this prospectus is a part. The warrant is also available upon request from us.
Original Issuance and Amendment of the Warrant
          We entered into a $30 million bridge loan on June 29, 2006 with SOF Investments, L.P. (“SOF”) whereby we issued a note (the “SOF Note”) and agreed that if the loan was not repaid by June 29, 2007 we would issue a warrant with specified terms. When the loan was not repaid by June 29, 2007, a warrant was issued on such date exercisable for 150,000 shares of our common stock at an exercise price of $31.45 per share. At such time, we agreed to register the warrant and the underlying shares prior to September 27, 2007. In October 2007 (but effective as of August 20, 2007), in consideration for SOF’s consent for the sale of our power operations and maintenance businesses, we cancelled the warrant issued in June 2007 and issued SOF a new warrant to purchase 150,000 shares of our common stock at an exercise price of $25.00 per share. Our failure to register the resale of the warrant and shares underlying the warrant by May 26, 2008 caused an adjustment to the warrant increasing the shares purchasable upon exercise to 165,000 and decreasing the exercise price to $20.00 per share. The warrant provided certain monetary penalties if the warrant and shares purchasable upon exercise were not registered by February 20, 2009, equal to a percentage of the principal amount of the SOF Note outstanding on August 20, 2008. Since the SOF Note was repaid in March 2008, such monetary penalties are not applicable. Due to the dilutive effect of the issuance in March 2008 of the 9% senior secured convertible promissory notes to Tontine Partners, L.P. and Tontine Capital Partners, L.P. and the subsequent payment of interest in kind on March 31, June 30 and December 31, 2008 and March 31, 2009, the warrant was further adjusted to increase the number of shares purchasable upon exercise to 172,775 and reduce the exercise price to $19.10 per share as of March 31, 2009. The exercise price and number of shares purchasable upon exercise of the warrant are subject to the further adjustments described below under the heading “—Adjustments to the Warrant.”
Exercise of the Warrant
          The current exercise price applicable to the warrant is $19.10 per share of common stock for which the warrant may be exercised. The warrant may be exercised at any time on or before August 20, 2010 by surrender of the warrant and a completed notice of exercise attached as an annex to the warrant and the payment of the exercise price for the shares of common stock for which the warrant is being exercised. The exercise price may be paid either in cash or by our withholding of such number of shares of common stock issuable upon exercise of the warrant equal to the value of the aggregate exercise price of the warrant, determined by reference to the Fair Market Value of our common stock, as such term is defined in the warrant. The exercise price applicable to the warrant is subject to the further adjustments described below under the heading “—Adjustments to the Warrant.”
          Upon exercise of the warrant, certificates for the shares of common stock issuable upon exercise will be issued to the warrant holder. We will not issue fractional shares upon any exercise of the warrant. We will at all times reserve the aggregate number of shares of our common stock for which the warrant may be exercised.
Rights as a Securityholder
          The warrant holder shall have no rights or privileges of the holders of our common stock, including any voting rights, until (and then only to the extent) the warrant has been exercised.
Adjustments to the Warrant
          Adjustments in Connection with Stock Splits, Subdivisions, Certain Dividends, Certain Distributions, Reclassifications and Combinations . The number of shares for which the warrant may be exercised and the exercise price applicable to the warrant will be proportionately adjusted in the event we pay dividends in common stock, make distributions of our common stock or subdivide, combine or reclassify outstanding shares of our common stock.
          Price Protection Adjustment. The number of shares for which the warrant may be exercised and the exercise price applicable to the warrant will be proportionately adjusted in the event we issue additional shares of common stock, including the issuance of options or convertible securities, without consideration or for a consideration per share or having an exercise or conversion price less than the greater of (A) the warrant exercise price in effect at the time or (B) the Fair Market Value in effect immediately prior to such issuance. The adjustment to the exercise price is determined, generally, by multiplying the exercise price by a fraction (i) the numerator of which is the number of shares outstanding (on a fully diluted basis) prior to the issuance plus the number of shares purchasable for the consideration being received in the issuance at the then current fair market value, and (ii) the denominator of which is the number of shares outstanding (on a fully diluted basis) plus the number of shares being issued.

          Certain Repurchases. If at any time we shall repurchase, redeem, retire or otherwise acquire common stock for a consideration per share greater than the Fair Market Value per share as of the date of such redemption, the number of shares for which the warrant may be exercised and the exercise price applicable to the warrant will be proportionately adjusted
          Reorganization. In the event of a reorganization, recapitalization, reclassification, consolidation, merger or similar transaction involving us in which the common stock is converted into or exchanged for securities, cash or other property, the warrant holder’s right to receive shares of our common stock upon exercise of the warrant shall be converted into the right to receive the securities, cash or properties that would have been received by the warrant holder if the warrant had been exercised immediately prior to such merger, consolidation or similar transaction.
USE OF PROCEEDS
          We will not receive any of the proceeds from the sale of the securities by the selling securityholders. All proceeds from the sale of the offered securities will be for the account of the selling securityholders. If the warrant is exercised in full for cash, we will receive proceeds of approximately $3.3 million, which we intend to use for general corporate purposes.
SELLING SECURITYHOLDERS
          The selling securityholders may, from time to time, offer and sell pursuant to this prospectus and any prospectus supplement any or all of the securities listed opposite their names below. When we refer to the “selling securityholders” in this prospectus or any prospectus supplement, we mean those persons listed in the tables below, as well as the pledgees and donees of the selling securityholders’ interests.
          The tables below set forth the name of each selling securityholder and the securities that each selling securityholder listed below may offer pursuant to this prospectus and any prospectus supplement. Only those selling securityholders listed below or their pledgees or donees may offer and sell securities pursuant to this prospectus and any prospectus supplement. The selling securityholders may offer for sale pursuant to this prospectus and any prospectus supplement from time to time any or all of the securities listed below. Accordingly, no estimate can be given as to the securities that the selling securityholders will hold upon consummation of any such sales. In addition, the selling securityholders listed in the tables below may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their securities since the date as of which the information in the tables is presented.
          Beneficial ownership of the securities by the selling securityholders is determined in accordance with Rule 13d-3(d) promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the offered shares.
Securities of Tontine Affiliates
          The selling securityholders include Tontine Partners, L.P. (“TP”), Tontine Capital Partners, L.P. (“TCP”) and certain affiliates (collectively, “Tontine”). Tontine obtained beneficial ownership of the shares of common stock covered by this prospectus through: (i) a private placement in March 2008, whereby we issued and sold 9% senior secured convertible promissory notes due March 4, 2013 in the original principal amount of $15,000,000 (the “Notes”), which were initially convertible into 1,500,000 shares of our common stock at a conversion price of $10.00 per share; and (ii) open market purchases of our common stock and depositary shares. In addition to the shares issuable upon conversion of the Notes, Tontine owns as of the date hereof, (i) 1,543,600 shares of our common stock, or approximately 16% of our common stock currently outstanding; and (ii) through depositary shares, shares of our Series A Preferred Stock convertible into 7,343 shares of our common stock.
          We sold the Notes to TP and TCP pursuant to a Senior Secured Convertible Note Purchase Agreement dated March 4, 2008 (the “Note Purchase Agreement”). The Notes bear interest at a rate of 9% per annum, payable quarterly in cash or in kind at our option (subject to certain restrictions), and mature on March 4, 2013. The Notes may be converted, at the option of the holders, into shares of our common stock, initially at a conversion price of $10.00 per share. The number of shares of common stock into which the Notes may be converted will increase in the circumstances specified in the Note Purchase Agreement, including (i) our payment of interest on the Notes in kind and (ii) actions by us, such as the payment of dividends or distributions in shares of common stock and certain issuances of shares of common stock (or securities convertible or exercisable into or exchangeable for shares of common stock) at a price (or having a conversion, exercise or exchange price) less than the conversion price of the Notes then in effect. If we issue any such securities, the conversion price of the Notes will be reduced to such lower price. The Notes may not be converted into more than 1,877,946 shares of our common stock. As a result of our payment of interest on the Notes in kind on March 31, June 30 and December 31, 2008 and March 31, 2009, the aggregate principal amount of the Notes increased to $16,143,691 as of March 31, 2009 and the Notes are convertible into 1,614,368 shares of common stock. We may pay additional interest on the Notes in kind by issuing additional Notes, and the shares issuable upon conversion of such additional Notes that may be issued in the future are being registered for resale hereunder.
          Pursuant to the Note Purchase Agreement, we agreed that, so long as Tontine owns 10% or more of our outstanding shares of common stock (including the shares of common stock issuable upon conversion of the Notes on an as-converted basis), (i) Tontine has the right to designate two persons for election to our board of directors, and the board of directors will consist of not more than nine members (or, if no preferred stock is outstanding, seven members) and (ii) Tontine has the right to designate one person to act as an observer at all board and committee meetings. As of the date hereof, Tontine has not elected to designate any individuals to our board of directors, but has designated in the past an observer to attend certain board and committee meetings. Tontine has the right to participate in rights offerings in respect of shares issuable upon conversion of the Notes, and, so long as it owns 10% or more of our outstanding shares of common stock, has a pre-emptive right to participate in any offering of shares to the extent required to maintain its percentage interest (including the shares of common stock issuable upon conversion of the Notes on an as-converted basis). Purchasers of shares in this offering will not have any of the rights of Tontine under the Note Purchase Agreement.
          We have entered into a registration rights agreement with Tontine in which we agreed to register for resale all the shares of common stock owned by it, which obligation is being met through the preparation and filing of the shelf registration statement of which this prospectus is a part. Our obligation to register all securities held by Tontine for resale extends to all shares underlying the Notes, shares issuable upon conversion of Series A Preferred Stock, any shares owned by Tontine and any shares Tontine may acquire in the future. We are required to maintain the effectiveness of the registration statement with respect to common stock to be sold by Tontine until all shares owned by Tontine have been sold, or the shares owned by Tontine are no longer Registrable Securities (as defined in the registration rights agreement). In the registration rights agreement, we have agreed to indemnify Tontine against certain liabilities incurred by it in connection with the sale of common stock hereunder, including liabilities arising under the Securities Act.
          The following table includes information regarding ownership of our common stock by the Tontine affiliates, including the number of shares that may be sold by them under this prospectus. Other than as described herein, none of the selling securityholders has had any material relationship with Westmoreland for the past three years.

	Number of Shares		Shares Owned
	Owned Prior to	Shares Offered	After this Offering
Name	this Offering (4)	in this Offering	Number(5)	Percent of Outstanding
Tontine Capital Partners, L.P. (1) (3)	1,074,273	1,074,273	0	0
Tontine Capital Management, L.L.C. (3)	70,000	70,000	0	0
Tontine Partners, L.P. (2) (3)	1,456,286	1,456,286	0	0
Tontine Overseas Associates, L.L.C. (3)	279,330	279,330	0	0
Jeffrey L. Gendell (3)	549,000	549,000	0	0
Total	3,428,889	3,428,889	0	0

(1)	Includes 135,300 shares of our common stock and 938,973 shares of our common stock issuable upon conversion of the Note held by TCP, assuming payment in kind of quarterly interest on the Note up to the share limitation.

(2)	Includes 509,970 shares of our common stock, 938,973 shares of our common stock issuable upon conversion of the Note held by TP, assuming payment in kind of quarterly interest on the Note up to the share limitation, and 7,343 shares of common stock issuable upon conversion of 4,300 of our depositary shares (with four depositary shares representing one shares of our Series A Preferred Stock).

(3)	Mr. Gendell is the managing member of (i) Tontine Capital Management, L.L.C., which serves as the general partner of Tontine Capital Partners, L.P., (ii) Tontine Management, L.L.C., which serves as the general partner of Tontine Partners, L.P., and (iii) Tontine Overseas Associates, L.L.C. As such, Mr. Gendell is deemed to have or share voting and/or investment powers over, and beneficially own, the common stock being offered by the Tontine selling securityholders identified herein.

(4)	Includes only shares for which the selling securityholders have sole dispositive power. Does not include any shares held by other Tontine entities for which the selling securityholder may be deemed to have beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934, as amended.

(5)	For purposes of calculating shares owned after this offering, it is assumed that the offered shares have been sold pursuant to this offering. The selling securityholders may have sold, transferred or otherwise disposed of all or a portion of its offered shares since the date on which they provided information regarding their securities in transactions exempt from the registration requirements of the Securities Act.
Securities Being Offered Pursuant to the Warrant
          This prospectus covers a warrant and shares of common stock underlying the warrant sold as part of a June 2006 note purchase agreement whereby we issued to an accredited investor (“SOF”) a $30 million senior floating rate note as part of a financing transaction for our power plant project. As part of such financing, we issued to the accredited investor a warrant for the purchase of 150,000 shares of common stock at an exercise price of $31.45 pursuant to an exemption from registration provided in Regulation D, Rule 506 under Section 4(2) of the Securities Act.

     In October 2007 (but effective as of August 20, 2007), in consideration for SOF’s consent for the sale of our power operations and maintenance businesses, we canceled the warrant issued in June 2007 and issued SOF a new warrant to purchase 150,000 shares of the Company’s common stock at an exercise price of $25.00 per share. Our failure to register the resale of the warrant and shares underlying the warrant by May 26, 2008 caused an adjustment to the warrant increasing the shares purchasable upon exercise to 165,000 and decreasing the exercise price to $20.00 per share. Due to the dilutive effect of the issuance in March 2008 of the Notes and the subsequent payment of interest in kind on March 31, June 30 and December 31, 2008 and March 31, 2009, the warrant was further adjusted to increase the number of shares purchasable upon exercise to 172,775 shares and reduce the exercise price to $19.10 per share as of March 31, 2009. The warrant expires on August 20, 2010. For more information, see “DESCRIPTION OF WARRANT TO PURCHASE COMMON STOCK ” above. We are required, pursuant to the note purchase agreement, as amended, to register for resale the warrant and the shares of our common stock exercisable thereunder as described in the table below.

Number of Securities
	Beneficially		Securities Beneficially Owned
	Owned Prior to	Securities Offered	After this Offering
Name	this Offering	in this Offering	Number(3)	Percent of Outstanding
SOF Investments, L.P.(1)	172,775 shares of	172,775 shares of
	common stock (2)	common stock	0	0

SOF Investments, L.P.(1)	Warrant to Purchase	Warrant to Purchase
	172,775 shares of	172,775 shares of
	common stock	common stock	0	0

(1)	Represents securities owned by SOF Investments, L.P. (“SOF”). MSD Capital, L.P. (“MSD Capital”) is the general partner of SOF and may be deemed to have or share voting and/or investment power over, and beneficially own, securities owned by SOF Investments. MSD Capital Management LLC is the general partner of MSD Capital and may be deemed to have or share voting and/or investment power over, and beneficially own, securities owned by MSD Capital. Each of Glenn R. Fuhrman, John C. Phelan and Marc R. Lisker is a manager of MSD Capital Management and may be deemed to have or share voting and/or investment power over, and beneficially own, securities owned by MSD Capital Management. Each of Messrs. Fuhrman, Phelan and Lisker disclaim beneficial ownership of such securities, except to the extent of the pecuniary interest of such person in such securities.

(2)	Consists of 172,775 shares of common stock issuable to SOF Investment, L.P. upon exercise of the warrant.

(3)	For purposes of calculating shares beneficially owned after this offering, it is assumed that the offered shares are sold pursuant to this offering and the selling securityholder acquires no additional shares of common stock before the completion of this offering. The selling securityholder may have sold, transferred or otherwise disposed of all or a portion of its offered securities since the date on which they provided information regarding their securities in transactions exempt from the registration requirements of the Securities Act.
Securities Being Offered to the Westmoreland Retirement Plan Trust
          We plan to contribute up to 1,000,000 shares of our common stock to our defined benefit pension plan known as the Westmoreland Coal Company Retirement Plan (the “Plan”) in partial satisfaction of cash contributions to the Plan that may be required in the future. The Westmoreland Coal Company Retirement Plan Trust (the “Trust”) is the trust formed to hold the assets of the Plan. The Plan is intended to be tax-qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended, and the Trust is intended to be exempt from taxation under Section 501(a) of the Internal Revenue Code of 1986, as amended. The Trust is funded by our contributions held for the sole benefit of Plan participants and beneficiaries, and to pay proper expenses of Plan administration.
          As of March 31, 2009, the Trust did not yet own any shares of our common stock. Assuming all the 1,000,000 shares in this offering were contributed to the Trust and no additional shares were issued, the Trust would own approximately 9.4% of the outstanding shares of our common stock.
          Under the terms of the Plan and applicable requirements of federal law, we may contribute common stock to the Plan having a value of up to 10% of the fair market value of all Plan assets immediately after the contribution. The exact number of shares to be contributed will therefore depend upon the market value of our common stock at the time of the contribution and the total value of all other Plan assets at the time of the contribution. The Plan’s assets are required by law to be managed in the best interest of participants in the Plan and their beneficiaries. The Westmoreland Retirement Benefits Administrative Committee, a committee of officers and management-level employees of Westmoreland that is responsible for overseeing the Plan, will retain an independent registered investment advisor to manage, in its sole discretion, the Plan’s disposition of the contributed shares.

	Number of Shares
	Beneficially		Shares Beneficially Owned
	Owned Prior to	Shares Offered	After this Offering
Name	this Offering	in this Offering (2)	Number(1)	Percent of Outstanding
Westmoreland Retirement Plan Trust	0	1,000,000	0	0
Total	0	1,000,000	0	0

(1)	For purposes of calculating shares beneficially owned after this offering, it is assumed that the offered shares have been sold pursuant to this offering. The selling securityholder may have sold, transferred or otherwise disposed of all or a portion of its offered securities since the date on which they provided information regarding their securities in transactions exempt from the registration requirements of the Securities Act.

(2)	The actual number of shares to be contributed to the Plan will be based on the price of our common stock at the date of the contribution, the value of the other assets of the Plan at that date, and the amount required to be contributed to the Plan, all of which are unknown at this time. The Trust will offer for sale all of the shares of common stock we contribute.
PLAN OF DISTRIBUTION
          The selling securityholders may, from time to time, sell any or all of their securities on any stock exchange, market or trading facility on which the shares are traded or in private transactions. If the securities are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions. These sales may be at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or negotiated prices. The selling securityholders may use any one or more of the following methods when selling securities:
•	any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling securityholder to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.
          The selling securityholders may also sell shares under Rule 144 under the Securities Act of 1933, if available, rather than under this prospectus.
          The selling securityholders may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the securities. These brokers, dealers or underwriters may act as principals, or as an agent of any selling securityholder. Broker-dealers may agree with the selling securityholder to sell a specified number of the securities at a stipulated price per security. If the broker-dealer is unable to sell securities acting as agent for the selling securityholder, it may purchase as principal any unsold securities at the stipulated price. Broker-dealers who acquire securities as principals may thereafter resell the securities from time to time in transactions in any stock exchange or automated interdealer quotation system on which the securities are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above.

          From time to time, the selling securityholders may pledge, hypothecate or grant a security interest in some or all of the securities it owns. The pledgees, secured parties or persons to whom the securities have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling securityholders. As and when the selling securityholders take such actions, the number of securities offered under this prospectus on behalf of such selling securityholders will decrease. The plan of distribution for that selling securityholders’ securities will otherwise remain unchanged. In addition, the selling securityholders may, from time to time, sell the securities short, and, in those instances, this prospectus may be delivered in connection with the short sales and the securities offered under this prospectus may be used to cover short sales.
          To the extent required under the Securities Act of 1933, the aggregate amount of selling securityholders’ securities being offered and the terms of the offering, the names of any agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offer will be set forth in an accompanying prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of the securities may receive compensation in the form of underwriting discounts, concessions, commissions or fees from the selling securityholders and/or purchasers of selling securityholders’ securities, for whom they may act (which compensation as to a particular broker-dealer might be in excess of customary commissions).
          The selling securityholders and any underwriters, brokers, dealers or agents that participate in the distribution of the securities may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, and any discounts, concessions, commissions or fees received by them and any profit on the resale of the securities sold by them may be deemed to be underwriting discounts and commissions.
          The selling securityholders may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the securities in the course of hedging the positions they assume with those selling securityholders, including, without limitation, in connection with distributions of the securities by those broker-dealers. The selling securityholders may enter into option or other transactions with broker-dealers that involve the delivery of the securities offered hereby to the broker-dealers, who may then resell or otherwise transfer those securities. The selling securityholders may also loan or pledge the securities offered hereby to a broker-dealer and the broker-dealer may sell the securities offered hereby so loaned or upon a default may sell or otherwise transfer the pledged securities offered hereby.
          The selling securityholders and other persons participating in the sale or distribution of the securities will be subject to applicable provisions of the Securities Exchange Act of 1934, and the rules and regulations thereunder, including Regulation M. This regulation may limit the timing of purchases and sales of any of the securities by the selling securityholders and any other person. The anti-manipulation rules under the Securities Exchange Act of 1934 may apply to sales of securities in the market and to the activities of the selling securityholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.
          Certain of the securities offered hereby or the warrants or notes exercisable for or convertible into such securities have been issued to the selling securityholders in transactions exempt from the registration requirements of the Securities Act of 1933. We agreed, in some instances, pursuant to registration rights agreements we entered into with the selling securityholders to register certain of the securities and other shares of common stock owned by such selling securityholders under the Securities Act of 1933, and to keep the registration statement of which this prospectus is a part effective until the date on which the selling securityholders have sold all of the securities. Subject to certain limitations, we have agreed to pay all expenses in connection with this offering, but not including fees, discounts or commissions to any underwriter.
          In the case of the common stock to be sold by the Trust, all sales of shares of common stock shall be made at the direction and in the sole discretion of an investment manager.
          We will not receive any proceeds from sales of any securities by the selling securityholders.
          We cannot assure you that the selling securityholders will sell all or any portion of the securities offered hereby.
LEGAL MATTERS
          The validity of the securities offered by this prospectus will be passed upon by Davis Graham & Stubbs LLP, Denver, Colorado.
EXPERTS
          The consolidated financial statements and the related financial statement schedule of Westmoreland Coal Company as of December 31, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2008, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2008 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
          The audit report covering the December 31, 2008 consolidated financial statements contains an explanatory paragraph that states that the Company has suffered recurring losses from operations, has a working capital deficit and has a net capital deficiency, which raises substantial doubt about the entity’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.
          The statements of operations and comprehensive loss, partners’ capital, and cash flows for the six months ended June 30, 2006 of Westmoreland-LG&E Partners have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION
          We are subject to the reporting and information requirements of the Securities Exchange Act of 1934, as amended, and as a result file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference room and the website of the SEC referred to below, as well as on our website, http://www.westmoreland.com. This reference to our website is an inactive textual reference only, and is not a hyperlink. The contents of our website are not part of this prospectus, and you should not consider the contents of our website in making an investment decision with respect to the securities.
          You may read and copy the reports and other information we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington D.C. 20549. You may also obtain copies of this information by mail from the public reference section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information regarding the operation of the public reference room by calling 1 (800) SEC-0330. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC. The address of that website is http://www.sec.gov. This reference to the SEC’s website is an inactive textual reference only, and is not a hyperlink.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
          Some of the information that you should consider in deciding whether to invest in the securities is not included in this prospectus, but rather is incorporated by reference to certain reports that we have filed with the SEC. This permits us to disclose important information to you by referring to those documents rather than repeating them in full in the prospectus. The information incorporated by reference in this prospectus contains important business and financial information. We incorporate by reference the following documents filed by us with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

Commission Filing (File No. 001-11155)	Period Covered or Date of Filing
Annual Report on Form 10-K	Year ended December 31, 2008

Amendment to Annual Report on Form 10-K/A	Year ended December 31, 2008

Quarterly Report on Form 10-Q	Quarter ended March 31, 2009

Current Reports on Form 8-K	January 12, 2009, January 27, 2009, March 19, 2009 and March 23, 2009

Definitive Proxy Statement on Schedule 14A	April 14, 2009

The description of the common stock, $2.50 par value per share, contained in our registration statement on Form 8-A filed with the SEC, including any amendment or report filed for the purpose of amending such description.
May 22, 1992, March 12, 1999

The description of the Depositary Shares representing interests in the Series A Convertible Exchangeable Preferred Stock, contained in our registration statement on Form 8-A filed with the SEC, including any amendment or report filed for the purpose of amending such description.
June 23, 1992, March 12, 1999

The description of the Preferred Stock Purchase Rights contained in our registration statement on Form 8-A filed with the SEC, including any amendment or report filed for the purpose of amending such description.
February 1, 1993, March 12, 1999, February 7, 2003, May 4, 2007, March 6, 2008

          We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the reports or documents that have been incorporated by reference in this prospectus, other than exhibits to such documents unless such exhibits have been specifically incorporated by reference thereto. You may request a copy of these reports or documents, at no cost, by writing or telephoning us at the following address:
Westmoreland Coal Company
2 North Cascade, 2 nd Floor
Colorado Springs, CO 80903
Phone: (719) 442-2600
          You should rely only on the information contained in this prospectus and any prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus and any prospectus supplement is accurate as of any date other than the date on the front of those documents. Our business, financial condition, results of operations and prospects may have changed since that date.
          The information in this prospectus and any prospectus supplement may not contain all of the information that may be important to you. You should read the entire prospectus and any prospectus supplement, as well as the documents incorporated by reference in the prospectus and any prospectus supplement, before making an investment decision.